DESTRA MULTI-ALTERNATIVE FUND

January 10, 2022

Supplement to the Prospectus and Statement of Additional Information,

Each dated June 23, 2021, as supplemented

Shares of the Destra Multi-Alternative Fund (the “Fund”) are expected to begin trading on the New York Stock Exchange (“NYSE”) on or about January 13, 2022 under proposed NYSE ticker symbol “DMA.” To facilitate the listing of the Fund’s shares on the NYSE, the Fund redesignated its Class A, Class C and Class T shares as Class I shares and subsequently eliminated all share class designations. Consequently, the Fund’s shares will be referred to as shares of beneficial interest or common shares (the “Common Shares”). Shareholders will not receive fractional shares but instead will receive a number of shares, rounded down to a whole number. Shareholders will receive a check related to the fractional portion of their shares. Such checks were mailed on or about January 5, 2022.

After listing, the Fund’s shares will generally only be available for purchase in the secondary market at prevailing market prices rather than at net asset value (“NAV”). The listing may also make the Fund’s shares more widely available. The Fund will no longer conduct annual repurchase offers for at least 5% and up to 25% of the outstanding Common Shares at NAV in connection with the Fund’s listing on the NYSE.

The listing of the Common Shares on the NYSE is expected to increase investor liquidity. As is often the case with common shares of closed-end management investment companies traded on a securities exchange, the Fund’s Common Shares may frequently trade at a discount to NAV. This characteristic is a risk separate and distinct from the risk that the Fund’s NAV per Common Share could decrease as a result of its investment activities. The market price of the Common Shares will be affected by factors such as the Fund’s NAV, dividend and distribution levels and their stability, supply of and demand for the Common Shares in the market, trading volume of the Common Shares, general market, interest rate and economic conditions, and other factors beyond the Fund’s control.

Additionally, effective January 10, 2022, American Stock Transfer & Trust Company, LLC (“AST”) serves as the Fund’s transfer agent and dividend disbursing agent, and all shareholder records have been transferred to AST. Shareholders may obtain more information on the shareholder services offered to the Fund by calling AST at the Fund’s designated toll-free number at 800-591-8238.

Also effective with the Fund’s listing on the NYSE, the Fund’s Dividend Reinvestment Plan (“DRP”) will be amended. Pursuant to the DRP, unless the registered owner of the Fund’s Common Shares elects otherwise by contacting AST, all dividends declared on the Common Shares will be automatically reinvested in additional Common Shares by AST. Common Shareholders who elect not to participate in the DRP will receive all dividends and other distributions in cash paid by check mailed directly to the shareholder of record. After the Common Shares are listed on the NYSE, whenever the Fund declares a dividend payable in cash on such Common Shares, non-participants in the DRP will receive cash and participants in the DRP will receive the equivalent in additional Common Shares. The shares will be acquired by AST for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares from the Fund or (ii) by purchasing outstanding shares on the open market on the NYSE or elsewhere. If, on the payment date for any dividend, the closing market price plus estimated brokerage commissions per share is equal to or greater than the NAV per share, AST will invest the dividend amount in newly issued shares. The number of newly issued shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the Fund’s NAV per share on the payment date. If, on the payment date for any dividend, the NAV per share is greater than the closing market value plus estimated brokerage commissions (i.e., the Fund’s shares are trading at a discount), AST will invest the dividend amount in shares acquired in open-market purchases.

In the event of a market discount on the payment date for any dividend, AST will have until the last business day before the next date on which the Common Shares trade on an “ex-dividend” basis or 30 days after the payment date for such dividend, whichever is sooner, to invest the dividend amount in shares acquired in open-market purchases. It is contemplated that the Fund will pay monthly income dividends. If, before AST has completed its open-market purchases, the market price per share exceeds the NAV per share, the average per share purchase price paid by AST may exceed the NAV of the shares, resulting in the acquisition of fewer shares than if the dividend had been paid in newly issued shares on the dividend payment date. Because of the foregoing difficulty with respect to open-market purchases, the DRP provides that if AST is unable to invest the full dividend amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, AST may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued shares at the NAV per share at the close of business on the last purchase date. All correspondence or questions concerning the Plan should be directed to the Plan Administrator at American Stock Transfer & Trust Company, LLC - Plan Administration Department, P.O. Box 922 Wall Street Station, New York NY 10269-0560.